18008786

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEP 28 2018
Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2017 (MM/DD/YY) AND ENDING 07/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

First Dallas Securities, Inc.

(No. and Street)

DALLAS (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kerch 214-954-1177

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

8750 North Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2018 SEP 28 PM 2:33
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

RMS

OATH OR AFFIRMATION

I, Robert Kerch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dallas Securities, Inc, as of July 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGIL T. FLOOD
Notary Public
STATE OF TEXAS
ID#124415258
My Comm. Exp. Jan. 24, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST DALLAS SECURITIES, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Dallas Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. (the Company) as of July 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
September 26, 2018

We have served as the Company's auditor since 2016.

First Dallas Securities, Inc.
Statement of Financial Condition
July 31, 2018

ASSETS

Cash and cash equivalents	$	1,088,188
Receivable from broker-dealers and clearing organizations		397,582
Other assets		10,595
TOTAL ASSETS	$	1,496,365

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	82,079
Due to Parent		75,202
TOTAL LIABILITIES		157,281
STOCKHOLDERS' EQUITY		
Common stock, 1,000,000 authorized, with $.05 par value 10,000 shares issued and outstanding		500
Additional paid-in capital		61,200
Retained earnings		1,277,384
TOTAL STOCKHOLDERS' EQUITY		1,339,084
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,496,365

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.

Statement of Income

For the Year Ended July 31, 2018

Revenues:		
Securities commissions	$	4,172,564
Sale of investment company shares		219,465
Other income related to securities business		789,216
Interest income		6,504
Total revenues		5,187,749
Expenses:		
Registered representatives commissions		1,175,635
Commissions and clearance paid all other brokers		373,240
Regulatory fees and expenses		61,770
Other expenses		3,373,369
Losses in error account		6,647
Total expenses		4,990,661
Net income before taxes		197,088
Provision for state income taxes		23,511
Net income	$	173,577

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at July 31, 2017	$ 500	$ 61,200	$ 1,603,807	$ 1,665,507
Dividends			(500,000)	(500,000)
Net Income			173,577	173,577
Balances at July 31, 2018	$ 500	$ 61,200	$ 1,277,384	$ 1,339,084

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Cash Flows
For the Year Ended July 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	173,577
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Decrease in receivable from broker-dealers and clearing organizations		258,778
Increase in other assets		(2,490)
Decrease in accrued expenses and liabilities		(186,841)
Increase in due to Parent		75,202
Net cash flows provided by operating activities		318,226
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flows provided by (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(500,000)
Net cash flows used in financing activities		(500,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(181,774)
CASH AND CASH EQUIVALENTS, at the beginning of the year		1,269,961
CASH AND CASH EQUIVALENTS, at the end of the year	$	1,088,188

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.

Notes to Financial Statements
July 31, 2018

Note 1 -Summary of Significant Accounting Policies

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(II), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of Hodges Capital Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at fair value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Money market funds are considered cash equivalents for the purposes of the statement of cash flows.

The Company's federal and state tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2018, the Company had net capital of $1,260,185 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -Income Taxes

The Company is a member of a group that files a consolidated federal tax return. The group filed for an S-Corporation election that became effective on August 1, 2017. Therefore, there are no federal income taxes reflected within these financial statements as income tax is the responsibility of the members of the Parent. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent state income taxes.

Note 5 -Related Party Transactions

The Parent, pursuant to a services agreement, provides all of the general administrative expenses for the Company. The Company incurred $1,481,935 in administrative fees and $1,720,000 in management fees to the Parent during the year ended July 31, 2018. The Company also incurred fees of $1,175,636 which the Parent, as a common paymaster, paid to licensed salesman of the Company. At July 31, 2018 the Company owed the Parent $75,202.

The Company receives income from mutual funds ("Funds") that are management by Hodges Capital Management, Inc. which is owned by the Parent. These Funds paid to the Company securities commissions of $446,485 for the year ended July 31, 2018.

Note 6 -Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2018. The balances at July 31, 2018 were $434,401 in cash in banks and $653,787 in money market mutual funds. The risk is managed by maintaining all deposits in high quality institutions. The Company did not experience any losses during the year ended July 31, 2018 related to these concentrations.

Note 7 -Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an Indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will Indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of July 31, 2018

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2018

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,339,084
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabllities	1,339,084
Deductions and/or charges	
Non-allowable assets: Receivables non-allowable	(62,295)
Other assets	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions	1,276,789
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)	
Other securities	(16,604)
Net capital	$ 1,260,185

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 82,079
Due to Parent	75,202
Total aggregate indebtedness	$ 157,281

Schedule I (continued)

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 10,485
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 1,010,185
Excess net capital	$ 960,185
Ratio: Aggregate Indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Dallas Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) First Dallas Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the exemption provisions) under which First Dallas Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) First Dallas Securities, Inc. stated that First Dallas Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Dallas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dallas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP
Dallas, Texas
September 26, 2018

First Dallas Securities' Exemption Report

First Dallas Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

First Dallas Securities, Inc.

I, Robert Kerch, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

Title: President and CCO

Date: September 7, 2018

FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2018